United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Amendment No.

Under the Securities and Exchange Act of 1934

Applied Innovation Inc.
(Name of Issuer)

Common Stock  (No Par Value)
Title of Class of Securities

037916103  (CUSIP Number)

Thomas G. Berlin
Berlin Financial,Ltd.
1325 Carnegie Ave, Cleveland,OH 44115
(216) 479.0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2005
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


1	Name of Reporting Person	Thomas G. Berlin

2	If a member group		a)	/ /
					b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	         Sole Voting            0
Beneficially
Owned By Each                   Shared Voting          791,513
Reporting Person
With                            Sole Dispositive   	0

                               Shared Dispositive	791,513

11	Aggregate Amount Beneficially owned		791,513

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 5.19%
14	Type of Reporting Person	IA, IN

Item	1.	Security and Issuer

CUSIP	037916103

Applied Innovation Inc.
5800 Innovation Drive
Dublin, OH 43016
Phone: 614-798-2000
Fax: 614-798-1770

Item 2. Identity and Background.

(a) The name of the reporting person is Thomas G. Berlin.

(b) The Reporting person's address is Berlin Financial, Ltd.,
1325 Carnegie Ave, Cleveland, OH 44115

(c) The Reporting Person's occupation is managing member;investment advisor;Berlin Financial,Ltd., 1325 Carnegie Ave, Cleveland, OH 44115.

(d) None

(e) None

(f) United States of America

Item 3. Source and Amount of Funds or Other Consideration.

Capital Shares (as defined in Item 4) were purchased using funds of Berlin Capital Growth, L.P. The Reporting Person is the managing member of the General Partner of Berlin Capital Growth, L.P.

The Privately Managed Shares (as defined in Item 4) were purchased using funds of each respective account holder. The Reporting Person is the managing member of the Privately Managed Accounts.

Item 4. Purpose of Transaction.

The Reporting Person purchased certain shares (the "Capital Shares") in his capacity as the managing member of the General Partner of Berlin Capital Growth, L.P. and for the account of Berlin Capital Growth, L.P. Capital Shares were purchased and sold solely for investment purposes.

The Reporting Person purchased and sold certain shares (the "Privately Managed Shares") in his capacity as the managing member of the Privately Managed Accounts. Privately Managed Shares were purchased and sold solely for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate amount owned by the Reporting Person is 767,004 shares or 5.19% of the outstanding shares.

(b)

				  Shares       Percentage
Sole Voting Power                 0               0%
Shared Voting Power 		 789,871          5.19%
Sole Dispositive Power		  0               0%
Shared Dispositive Po            789,871          5.19%

The reporting Person shares voting and dispositive power with the following clients in the following amounts: Berlin Capital Growth, L.P., 298,358 shares;Privately Managed Accounts, 491,513 shares.

The address of Berlin Capital Growth, L.P., and the Privately Managed Accounts is c/o the Reporting Person. There is no proceedings required to be disclosed with respect to any person sharing beneficial ownership with the Reporting Person.


(c)	On the following dates, the Reporting Person purchased and/or sold the following numbers of shares for the prices per share set forth below. Each such purchase or sale occurred through a customary broker transaction.

Capital Shares

Date	      Shares  Price/Share Sold or Bought
08/25/2005      600	4.07		B
08/29/2005	2000	4.07		B
08/29/2005	2000	4.39		S

Privately Managed Shares

Date	       Shares  Price/Share Sold or Bought

08/29/2005	2000	4.00		B
08/29/2005	2000	5.00		S
09/14/2005	25000	4.04		B
10/03/2005	1410	3.80		B
10/04/2005	590	3.75		B
10/04/2005	1210	3.75		B
10/13/2005	2352	3.60		B
10/19/2005	100	3.60		B
10/20/2005	548	3.60		B
10/21/2005	3050	3.575		B
10/24/2005	10000	3.54		B
10/24/2005	967	3.52		B
10/25/2005	1533	3.52		B
10/25/2005	2500	3.45		B
10/25/2005	14867	3.47		B

d)	Not Applicable.

e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With
 Respect to the Issuer.

	The partners of Berlin Capital Growth, L.P. have the right to receive distributions of the net assets of Berlin Capital Growth, L.P. Those net assets include any proceeds from the sale of Capital Shares.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	October 26, 2005


/s/
Thomas G. Berlin